GRANDSOUTH BANCORPORATION

381 Halton Road

Greenville, South Carolina 29607

December 3, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GrandSouth Bancorporation
Draft Registration Statement on Form 10
Submitted December 4, 2020
CIK 0001126961

Ladies and Gentlemen:

We are confidentially submitting our nonpublic draft registration statement on Form 10 with respect to our common stock.

We confirm that we will publicly file our registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

Please direct all notices and communications with respect to this confidential submission to our counsel as follows:

Benjamin A. Barnhill, Esq.
Nelson Mullins Riley & Scarborough LLP
2 West Washington Street, Suite 400
Greenville, South Carolina 29601
ben.barnhill@nelsonmullins.com
Direct: (864) 373-2246

Please contact me, at (864) 527-7170 or jb.garrett@grandsouth.com, or Mr. Barnhill if you have any questions regarding the foregoing.

Sincerely,

/s/ John B. Garrett
John B. Garrett
Chief Financial Officer on behalf of
GrandSouth Bancorporation

cc: Benjamin A. Barnhill, Nelson Mullins Riley & Scarborough LLP